

Cue Energy Resources Limited

A.B.N. 45 066 383 971


05007558

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


SEC MAIL
PROCESSING
RECEIVED
APR 26 2005
WASH. D.C.
213
SECTION

14 April 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
MAY 04 2005
THOMSON
FINANCIAL



Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Oyong Oil & Gas Field Development Approved

Cue is pleased to announce that the Indonesian government has have approved the revised plan of development for the Oyong Oil and Gas Field and development will proceed immediately.

Oyong is located in the Sampang Production Sharing Contract area, offshore East Java, Indonesia.

The field was discovered in August 2001 in 45 metres of water and is estimated to contain in excess of 8 million barrels of recoverable proved and probable oil and 130 billion cubic feet of recoverable proved and probable gas.

The field will be developed in two phases.

Phase 1, Oil development will proceed immediately, with the planned first oil production around the end of the third quarter 2005.

Phase 2, Gas development will follow, with first gas production expected around year end 2006.

The phase 1, Oyong oil development will consist of a simple well head structure formed by triangular braced surface well conductors which will extend above sea surface from a sea floor tall template structure. Seven development wells will be drilled through and between the conductors. Six horizontal oil production wells will be drilled through the oil column of the field, with initial oil production expected to be around 20,000 barrels of oil per day. One gas production well will be also be drilled at the same time and one of the oil wells will be converted into a gas producer later in the fields life. Oil and gas will be processed on a nearby moored barge and the oil exported by tanker. Solution gas associated with the early oil production will be reinjected until gas production begins.

Construction of the well head structure is expected to be completed in mid April 2005, with installation in May using a jackup drilling rig, which will then drill the development wells.

For the gas phase 2 development, a 60 kilometre 14 inch channel gas pipeline will be built to the P.T. Indonesia Power electricity generating plant at Grati, East Java. Gas production rate and subsequent sale volume is expected to be between 40 and 60 million cubic feet per day under the terms of the existing gas contract between the Oyong joint venturers and P.T. Indonesia Power.

Approval of an application to revise the environmental plan for the field is expected shortly.

Cue Comment

The approval of Oyong development is an important milestone for Cue. The development will provide a significant increase in Cue's net oil production to around an initial 2500 barrels of per day, well above its current oil production from the SE Gobe field in Papua New Guinea, where Cue's current share is around 240 barrels of oil per day. The second gas phase will add additional Cue income in 2007, the year in which the Maari oil field, in the offshore Taranaki basin of New Zealand, is also expected to begin production, with Cue's share of that production estimated to be initially around 1500 barrels of oil per day.

Oyong Participants

Participants in the Sampang PSC in which the Oyong field is located are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Company Limited	40%

Any written queries regarding the announcement should be directed to the company on (03) 9629 7318 or email mail@cuenrng.com.au.



Robert J Coppin
Chief Executive Officer

14 April 2005